UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
PG&E Corporation
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
69331C108
(CUSIP Number)
David C. Abrams
c/o Abrams Capital Management, L.P.
222 Berkeley Street, 21st Floor
Boston, Massachusetts 02116
(617) 646-6100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 3, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69331C108

1	NAME OF REPORTING PERSON Abrams Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (1)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,000,000 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,000,000 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON PN

(1)	See Item 4.
(2)    See Item 5.

CUSIP No. 69331C108

1	NAME OF REPORTING PERSON Abrams Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (1)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,000,000 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,000,000 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1)	See Item 4.
(2)    See Item 5.

CUSIP No. 69331C108

1	NAME OF REPORTING PERSON Abrams Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (1)		(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,299,887 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,299,887 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,299,887
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1)	See Item 4.
(2)    See Item 5.

CUSIP No. 69331C108

1	NAME OF REPORTING PERSON Great Hollow Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (1)		(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 700,113 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 700,113 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 700,113
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1)	See Item 4.
(2)    See Item 5.

CUSIP No. 69331C108

1	NAME OF REPORTING PERSON David Abrams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (1)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,000
	8	SHARED VOTING POWER 25,000,000 (2)
	9	SOLE DISPOSITIVE POWER 14,000
	10	SHARED DISPOSITIVE POWER 25,000,000 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,014,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON IN

(1)	See Item 4.
(2)	See Item 5.

CUSIP No. 69331C108

Item 1.	Security and Issuer.
  This Schedule 13D relates to the shares of common stock, no par value (the “Shares”), of PG&E Corporation, a California corporation (the “Company”). The address of the principal executive offices of the Company is 77 Beale Street, P.O. Box 770000, San Francisco, California 94177.
Item 2.	Identity and Background.
(a)
This Schedule 13D is being filed on behalf of (i) Abrams Capital, LLC (“Abrams Capital”), (ii) Abrams Capital Management, LLC (“Abrams CM LLC”), (iii) Abrams Capital Management, L.P. (“Abrams CM LP”), (iv) Great Hollow Partners, LLC (“GHP”) and (v) David Abrams (together with each of the foregoing, the “Reporting Persons”).

(b)	The address of the principal executive office of each of the Reporting Persons is c/o Abrams Capital Management, L.P., 222 Berkeley Street, 21st Floor, Boston, Massachusetts 02116.
(c)
Abrams Capital and GHP serve as the general partner to certain investment funds managed by Abrams CM LP.  Abrams CM LP provides investment management services to the Abrams CM LP Accounts (as defined in Item 5 below).  Abrams CM LLC serves as general partner of Abrams CM LP.  Mr. Abrams is the managing member of Abrams Capital, GHP and Abrams CM LLC.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
During the past five years, none of the Reporting Persons nor any director, executive officer or controlling person of a Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)	See Item 6 of the cover page of each Reporting Person.
As described in Item 4, Abrams CM LP may be deemed to be a member of a group for the purposes of Section 13(d)(3) of Securities Exchange Act of 1934 (the “Act”) comprised of Abrams CM LP and the Other Shareholder (as defined in Item 4).  Abrams CM LP has been informed that the Other Shareholder intends to file a separate statement of beneficial ownership on Schedule 13D pursuant to Rule 13d-1(k)(2) under the Act containing its required information.  Neither Abrams CM LP nor any of the Reporting Persons assume responsibility for the information contained in such Schedule 13Ds filed by the Other Shareholder.  The Reporting Persons expressly disclaim beneficial ownership of any securities beneficially owned or acquired by the Other Shareholder.
Item 3.	Source and Amount of Funds or Other Consideration.
The Shares reported herein as being beneficially owned by the Reporting Persons were purchased using working capital in open-market transactions.  The aggregate purchase price of the Shares collectively beneficially owned by the Reporting Persons is $176.9 million, excluding brokerage commissions.
Item 4.	Purpose of Transaction.
The Reporting Persons, collectively beneficially own an aggregate of 25,014,000 Shares, primarily through managed funds, which represent 4.7% of the outstanding Shares based on published information.  All Shares so owned by the Reporting Persons were purchased and are beneficially owned for investment purposes.

CUSIP No. 69331C108

On August 3, 2019, Abrams CM LP and one other shareholder of the Company, Knighthead Capital Management, LLC, a Delaware limited liability company (the “Other Shareholder” and together with Abrams CM LP, the “Parties”), mutually agreed to act in concert to develop a proposal to provide capital commitments in support of a potential plan of reorganization (“POR”) by the Company. On August 6, 2019, the Parties entered into an agreement (the “Investor Agreement”), a copy of which is filed as Exhibit 99.1 hereto, setting forth the terms and conditions on which the Parties would act in concert. As such, Abrams CM LP and the Other Shareholder may be deemed to constitute a group for purposes of Rule 13d-3 under the Act.

Depending on market conditions and other factors, including developments in the Company’s bankruptcy case, the Reporting Persons may purchase or sell Shares in the open market or in privately negotiated transactions or purchase or sell cash-settled derivatives, the value of which is measured by changes in trading prices of the Shares.
Nothing in the Investor Agreement constitutes a commitment, agreement or undertaking to accept, endorse or support any POR or provide or arrange any financing or other support related thereto. The Reporting Persons also reserve the sole right to vote the Shares they beneficially own or to take any other action with respect to such Shares. The Reporting Persons and the Other Shareholder have expressly represented and agreed that they have no other written or oral agreement or understanding with respect to the Shares and expressly reserve the right for any reason or no reason to act independently with respect to the Company or their investment in it. The Reporting Persons reserve the right to change their plans, either alone or with others, at any time. The Reporting Persons also reserve the right to terminate the Investor Agreement as to themselves at any time, and to take any other action, alone or with others.  The Investor Agreement will terminate upon the earlier of (1) a date mutually agreed by the Parties and (2) the date on which one of the Parties has terminated the Investor Agreement as to itself pursuant to the its terms.
Except as set forth above, as of the date of this Schedule 13D, the Reporting Persons have no current plans or proposals that relate to or would result in any matter referred in items (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons reserve the right to take such other action as any of them deem appropriate, in their sole discretion, including actions described in items (a) through (j) of Item 4 of Schedule 13D.
Item 5.	Interest in Securities of the Issuer.
(a) and (b)  See Items 7-11 of the cover pages. The percentages reported herein are based upon 529,210,278 Shares outstanding, as of April 25, 2019, which is the total number of Shares outstanding as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 2, 2019.
Shares reported herein for Abrams CM LP, Abrams Capital, GHP and Abrams CM LLC represent shares owned by private investment vehicles for which Abrams CM LP serves as investment manager (collectively, the “Abrams CM LP Accounts”). Shares reported herein over which Mr. Abrams exercises shared voting and investment control represent the above referenced shares reported for Abrams CM LLC, Abrams Capital and GHP. Mr. Abrams is the managing member of Abrams CM LLC, Abrams Capital and GHP.  Mr. Abrams has the sole power to dispose of and the sole power to vote the 14,000 Shares directly owned by him.
(c)  There have been no transactions in the Shares by the Reporting Persons during the sixty day period prior to the filing of this Schedule 13D.
(d)            Not applicable.
(e)            Not applicable.

CUSIP No. 69331C108

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 4 hereof is incorporated by reference in its entirety.  Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between any of the foregoing and any other person, with respect to the securities of the Company.
Item 7.	Materials to be Filed as Exhibits.
99.1*	Investor Agreement, dated August 6, 2019, by and between Abrams Capital Management, L.P. and Knighthead Capital Management, LLC
99.2*	Joint Filing Agreement among the Reporting Persons, dated August 6, 2019
_______
*  Filed herewith.

CUSIP No. 69331C108

SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: August 6, 2019
ABRAMS CAPITAL MANAGEMENT, L.P.
By:	ABRAMS CAPITAL MANAGEMENT, LLC, its General Partner
By:	/s/ David Abrams
Name: David Abrams Title: Managing Member
ABRAMS CAPITAL MANAGEMENT, LLC
By:	/s/ David Abrams
Name: David Abrams Title: Managing Member
ABRAMS CAPITAL, LLC
By:	/s/ David Abrams
Name: David Abrams Title: Managing Member
GREAT HOLLOW PARTNERS, LLC
By:	/s/ David Abrams
Name: David Abrams Title: Managing Member
DAVID ABRAMS
By:	/s/ David Abrams
Name: David Abrams Title: Individually

CUSIP No. 69331C108
Exhibit 99.1

AGREEMENT
Each of the undersigned (together with its affiliates, a “Party”) is a substantial shareholder of PG&E Corporation (the “Company”). The Parties desire to discuss terms by which they may be willing to provide capital commitments in connection with the Company’s plan of reorganization (“POR”) (the “Purpose”).
In furtherance of the foregoing, the Parties agree as follows:
1.    POR.  The Parties will collaborate in good faith with each other and, if requested, the Company and Pacific Gas and Electric Company (“OpCo”) in respect of the Purpose; provided, however, that nothing herein constitutes a commitment, agreement or undertaking to accept, endorse or support any POR or provide or arrange any financing or other support related thereto.
2.    Interest in Equity Securities.  (a)  Each Party represents and warrants to the other Party that, as of the date of this Agreement, it beneficially owns (as that term is defined in SEC Rule 13d-3 (“Beneficial Ownership”)) the number of equity securities of the Company or OpCo set forth on the signature page hereto.  Each Party will as promptly as practicable, and in any event within one business day, notify the other Party of any change in its Beneficial Ownership of equity securities of the Company or OpCo.
(b)  Unless a Party has terminated this Agreement as to itself pursuant to Section 6 hereof or this Agreement has otherwise been terminated pursuant to Section 6 hereof, no Party will increase its Beneficial Ownership of equity securities of the Company or OpCo; provided, however, that (x) nothing herein prevents either Party or any of its managed or controlled funds from selling any debt or equity securities of the Company or OpCo currently Beneficially Owned by such Party or entering into, purchasing or selling cash-settled derivatives relating to such securities so long as so doing is in compliance with law and such transactions do not result in any increase in the number of Company or OpCo equity securities Beneficially Owned by such Party, and (y) the Parties may acquire Beneficial Ownership of up to 8,000,000 additional equity securities of the Company in the aggregate, so long as so doing is in compliance with law.
3.    Voting.  Each Party reserves the sole right to vote any equity or other securities of the Company or OpCo Beneficially Owned by it in such manner as it determines in its sole discretion.
4.    Regulatory Filings.  Each Party will individually make and be solely responsible for any filings or notifications as may be necessary under applicable law in connection with the entry into this Agreement and the performance of its obligations hereunder.

CUSIP No. 69331C108

5.    Costs.  All fees and expenses (other than filing fees, if any) will be borne by the Parties according to each Party’s Pro Rata Share.  A Party’s “Pro Rata Share” will be calculated as a fraction equal to one divided by the total number of Parties.  In the event that a Party terminates this Agreement as to itself pursuant to Section 6 hereof or this Agreement is otherwise terminated pursuant to Section 6 hereof, such Party will cease to have any further obligation for its Pro Rata Share of fees and expenses as provided in this Section 5 incurred through the 15th of the month if such written notice is delivered to the other Party prior to such date, or through the end of the month if such written notice is delivered to the other Party after the 15th of the month or this Agreement is terminated pursuant to Section 6 hereof.
6.    Termination.  Either Party may terminate this Agreement as to itself for any reason or for no reason upon written notice to the other Party.  This Agreement will terminate without further action upon the earlier to occur of (a) a date mutually agreed by the Parties and (b) the date on which one of the Parties has withdrawn from this Agreement pursuant to this Section 6.  No termination of this Agreement pursuant to this Section 6 will relieve either Party from liability for any prior breach by such Party or responsibility for payment of costs and expenses as provided in Section 5 hereof.
7.    Entire Agreement.  This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and the Parties expressly represent that, except for this Agreement, the Parties do not have any written or oral agreement or understanding with respect to the debt or equity securities of the Company or OpCo.
8.    Miscellaneous.  This Agreement (a) may be executed in two or more counterparts, each of which will be considered to be an original but all of which will be considered to be the same agreement, and (b) will be governed by the laws of the State of New York without regard to the conflict of laws principles that would cause the laws of another State to apply.  Any proceeding in respect of this Agreement may only be initiated in U.S. District Court in the Southern District of New York or, if such court declines to accept jurisdiction, a New York state court located in the Borough of Manhattan.
9.    Notices.  Notices must be in writing and will be deemed given hereunder when delivered personally or sent by email (receipt confirmed) to the notice persons identified on the signature pages hereto.
[Remainder of Page Intentionally Left Blank]

CUSIP No. 69331C108

By signing below, each Party agrees to be bound pursuant to and in accordance with the terms of this Agreement effective as of August 6, 2019.

Abrams Capital Management, L.P., on behalf of itself and its managed or controlled funds

By:	/s/ David Abrams
Name:	David Abrams
Title:	Managing Member of its General Partner

Company Common Shares: 25,000,000
OpCo Preferred Shares: 0
Other Equity Securities: 0

Notice Person:
222 Berkeley Street, 21st Floor Boston, MA 02116

[Signature page to Agreement]

CUSIP No. 69331C108

Knighthead Capital Management, LLC, on behalf of itself and its managed or controlled funds

By:	/s/ Thomas A. Wagner
Name:	Thomas A. Wagner
Title:	Managing Member

Company Common Shares: 13,654,521
OpCo Preferred Shares: 0
Other Equity Securities:
Options to acquire 2,748,000 Company Common Shares

Notice Person:
1140 Avenue of the Americas, 12th Floor New York, NY 10036

[Signature page to Agreement]

CUSIP No. 69331C108
Exhibit 99.2

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of August 6, 2019, is by and among Abrams Capital Management, L.P., Abrams Capital Management, LLC, Abrams Capital, LLC, Great Hollow Partners, LLC and David Abrams (collectively, the “Filers”). Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G and/or 13D with respect to shares of Common Stock, no par value, of PG&E Corporation beneficially owned by them from time to time. Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule. This Joint Filing Agreement may be terminated by any of the Filers upon one week’s prior written notice (or such lesser period of notice as the Filers may mutually agree) to the other party. Executed and delivered as of the date first above written.

CUSIP No. 69331C108

SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: August 6, 2019

ABRAMS CAPITAL MANAGEMENT, L.P.
By:	ABRAMS CAPITAL MANAGEMENT, LLC, its General Partner
By:	/s/ David Abrams
Name: David Abrams Title: Managing Member
ABRAMS CAPITAL MANAGEMENT, LLC
By:	/s/ David Abrams
Name: David Abrams Title: Managing Member
ABRAMS CAPITAL, LLC
By:	/s/ David Abrams
Name: David Abrams Title: Managing Member
GREAT HOLLOW PARTNERS, LLC
By:	/s/ David Abrams
Name: David Abrams Title: Managing Member

CUSIP No. 69331C108

DAVID ABRAMS
By:	/s/ David Abrams
Name: David Abrams Title: Individually